USA Capital First Trust Deed Fund, LLC

4484 South Pecos Road, Las Vegas, Nevada 89121 702.734.2400

December 16, 2005

VIA EDGAR AND FACSIMILE

Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	USA CAPITAL FIRST TRUST DEED FUND, LLC (THE “COMPANY”) FILE NO. 333-59362

Dear Mr. Cascio:

The Company is in receipt of your facsimile dated November 21, 2005 in which you provided comments to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), Form 10-Q for the quarter ended June 30, 2005 and Form 10-Q for the quarter ended September 30, 2005. The purpose of this letter is to provide the Company’s responses to those comments. Set forth below are your comments and the Company’s response to each such comment.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note 2. Financial Instruments and Concentration of Credit Risk, page 38

1.	We refer to your response to prior comment eight in our letter dated September 8, 2005 in which you acknowledge that not obtaining independent appraisals can result in additional risk in assessing impairment of loans. Your response also indicates that in the future you will obtain independent appraisals to support the conclusions arrived at by using alternative valuation methods. Please tell us whether you believe independent appraisals for all outstanding loans would have resulted in material differences from the other valuation methods.

The Company does not believe that obtaining independent appraisals for all outstanding loans would have resulted in material differences in real property value related decisions (e.g. underwriting, collectability, determination of loan losses etc.) As would be expected, valuations from independent appraisers have differed from the valuations the Company obtained from alternative valuation methodologies and/ or other independent appraisers. The Company, however, has not been able to identify any instances where a decision that was based on alternative valuation methods would have been materially different, had the Company obtained an independent appraisal.

Note 8. Initial Capitalization and deferred registration costs, page 43

2.	We note your response to prior comment nine in our letter dated September 8, 2005. Please tell us how the registration costs were recorded in your financial statements. Additionally, please further clarify the basis for recording registration costs paid by your manager in your accounting records and why it is appropriate to record the amount in comprehensive loss. We see from your disclosure in Note 4 that the Manager did not receive any reimbursement or additional membership interest for paying the registration costs. Refer to paragraph 8 of SFAS 130. Additionally, reconcile the $668,844 recognized in your statement of changes in members’ equity to the amounts disclosed in Note 4.

Before the Company began selling its membership units, it captured costs incurred for registration as deferred registration costs. The Company’s manager initially contributed $50,000 in capital in exchange for 10 Class D membership units (Class D membership units may only be sold to our manager). In addition, the Company’s manager paid our deferred registration costs directly, which costs were recorded as additional manager contributions to the Company. Upon reaching the operational state, i.e. closing on the sale of the minimum number of membership units by the Company in its original registered offering, the Company charged deferred registration costs exclusively against the manager’s Class D membership units. The Company considered this charge a material change in equity and an appropriate element of comprehensive loss.

Deferred registration costs were incurred in 2001, 2002 and early 2003 and were approximately $131,000, $235,000 and $302,000, respectively, totaling approximately $668,000 for the pre-operational period. As a result, $668,000 was charged to the manager’s equity when the Company became operational, leaving the Company’s manager with $54,000 in member’s equity, approximating its initial capital contribution. The foregoing accounting treatment is evidenced on the “Statements of Changes in Members’ Equity” found in the Form 10-K. Future filings will clarify presentation and related disclosures.

3.	As a related matter, we see from Note 4 that the manager paid $326,000 in legal and accounting expenses on behalf of the fund. Tell us how you recorded the payment of these expenses on your accounting records.

After the Company reached its operational state the manager began to earn management and other fees, out of which the manager was compensated for its assumption of the responsibility to pay ongoing Company operational expenses such as legal and accounting fees. When management fees were formulated, the Company and the manager contemplated that the manager would assume certain costs involved in the management and oversight of the Company, including salaries, professional fees, rent and related overhead. These services and related costs were contracted for and paid directly by the manager and are not recorded on the Company’s books. However, due to the nature of the relationship between the manager and the Company, the Company believes the amounts incurred are properly disclosed in the financial statement footnotes. Future filings will clarify related disclosures.

Form 10-Q for the six months ended June 30, 2005

4.

We note your response to prior comment ten in our letter dated September 8, 2005 that your disclosure controls and procedures were not effective at June 30, 2005. Accordingly, please revise your Form 10-Q to clearly state that your certifying officers determined that your disclosure controls and procedures were ineffective. Please also disclose the nature of the material weakness identified that resulted in your disclosure controls and procedures to not be effective. In addition, disclose the specific steps that the company has taken to remediate the material weakness. We note that page 21 of the September 30, 2005 10-Q indicates that disclosures controls and procedures are effective.

The Company filed an amendment to our second quarter filing on Form 10-Q/A on December 16, 2005, which states that the Company’s controls and procedures were ineffective for that quarter. The Company’s controls and procedures were ineffective as of June 30, 2005 because the Company did not have sufficient accounting staff to produce and review the Company’s financial statements in a timely manner, and as a result had to file for an extension of the filing deadline for the second quarter report of 2005. Since the second quarter of 2005, the Company’s manager has retained additional accounting staff, and is formalizing written procedures with respect to disclosure controls to remediate this material weakness. As of the third quarter of 2005, as stated in its Form 10-Q for said period, the Company deemed its controls and procedures effective to provide reasonable assurance.

Form 10-Q for the nine months ended September 30, 2005

5.	Tell us the reason you suspended the sale of your membership units as discussed on page 10.

The Company’s manager decided to suspend the sale of the Company’s membership units due to uncertainties related to and issues raised by the Commission’s investigation of the Company and related entities.

6.	Please tell us the nature of the “partial release provisions” discussed on page 14 and how the repayments of your loans are impacted by these provisions.

Partial release provisions require the Company to release certain property from its first trust deed upon the payment of certain principal amounts under a loan, such that the value of the collateral and the principal amount of the loan are both reduced. For example, the Company may make a development loan to a commercial builder. The project may be completed in phases such that certain sections of the underlying real property are developed at different times. The borrower is permitted to sell completed portions of the development free of the first trust deed through a partial release provision in the loan documents and a reconveyance of the released property. In management’s experience, partial release provisions do not negatively impact loan repayment.

7.	Tell us the amounts recovered from the sale of the foreclosed properties on the $4.7 million non-performing loan discussed in Note 3 on page 8 and indicate the remaining loan balance at the current date. Tell us why you have not recorded an allowance for loan losses, considering the bankruptcy proceedings and clarify the reason that you believe that this loan is collectible. In addition, tell us why this loan is no longer considered non-performing.

The loan discussed in Note 3 on page 8 (the “Non-performing Loan”) is currently considered non-performing, as discussed on page 18 of the management’s discussion and analysis, under the caption “Impaired and Non-Performing Loans,” and $500,000 and $560,000 in allowance for loan losses were taken as of December 31, 2004 and September 30, 2005, respectively, to account, in part, for the Non-performing Loan. The Non-performing Loan was collateralized by two properties. The first property was foreclosed on and subsequently sold in July of 2005 to a third party for $1.5 million. After the sale and repayment related to the first property, the balance on the Non-Performing Loan as of September 30, 2005 was $3,131,061. With respect to the second property, the borrower has filed for bankruptcy in order to stay the Company’s foreclosure proceedings. A recent appraisal shows that the value of the collateral is approximately equal to the carrying value of the loan. The loan servicer is in discussions with the borrower to sell, or allow the Company to foreclose on the property. Because of the appraisal value of the remaining collateral versus the balance of the Non-performing Loan, the Company expects to collect the full amount of the loan.

8.	We note that you did not include the representations requested in our letter dated September 8, 2005. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 702.734.2400.

Sincerely,

/s/ Joseph D. Milanowski
Joseph D. Milanowski,
Manager, USA Capital Realty Advisors, LLC, Manager of USA Capital First Trust Deed Fund, LLC

cc:	Martin James

Kristin Lochhead